SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on November 19, 2012.

By letter dated November 19, 2012 the Company reported its financial statements for the three month period ended on September 30, 2012, expressed in thousands.

As from fiscal year 2013, the company adopts accounting policies based on the International Financial Reporting Standards (“IFRS”) to prepare its financial statements. Until now, the company’s financial statements were prepared in compliance with Generally Accepted Accounting Principles of Argentina (“ARG GAAP”) which differ in certain respects from the IFRS. For such reason, we have changed certain valuation and disclosure accounting policies.

	In thousands of Ps.
	09/30/2012	09/30/2011
Ordinary income
(three-month period): Income	67,981	90,800

Shareholders’ Equity:
Capital stock	125,989	125,989
Restatement for capital stock	84,621	84,621
Additional paid in capital	536,300	536,300
Reserve for stock-based payments	3,506	1,410
Reserve for technical revaluation	3,953	3,953
Reserve for new projects	-	183
Freely available reserve	-	147
Statutory reserve	39,074	26,045
Retained earnings	110,632	106,279
Purchase of additional interest in subsidiaries	-16,020	-15,822
Non-controlling interest	155,517	140,174

Total Shareholders’ Equity	1,043,572	1,009,279

In compliance with section o) of the Regulations above mentioned, we report that as of the closing date of the financial statements, the Company’s capital stock was Ps. 125,988,618.8, divided into 1,259,886,188 registered non-endorsable common shares of Ps. 0.10 par value each and entitled to 1 vote per share, as per the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima	1,204,944,825	95.61%
Other Shareholders	55,941,363	4.39%

Furthermore, in compliance with section p) of the Regulations above mentioned, we report that, assuming that all the holders of notes (due on July 19, 2014) were to exercise their right to convert their securities into shares as of the closing date, the company’s capital stock would amount to Ps. 223,971,649.6, composed of 2,239,716,496 registered non-endorsable common shares of Ps. 0.10 par value each and entitled to 1 vote per share, as per the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima	2,184,520,812	97.54%
Other Shareholders	55,195,684	2.46%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

November 20, 2012	By:	/s/ Saúl Zang
Saúl Zang
Responsible of relationship with the markets